The following revised submission is in response to staff comments in a letter to Sustainable Development International, Inc., dated June 11, 1999.

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C., 20549

                               Form 10-SB/A


   General Form for Registration of Securities of Small Business Issuers
    (Under Section 12(b) or (g) of the Securities Exchange Act of 1934)
                SUSTAINABLE DEVELOPMENT INTERNATIONAL, INC.
            (Exact name of registrant as specified in charter)


Nevada                                            86-0857752
(State of other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification Number)


10240 - 124TH Street, Suite 208
Edmonton, Alberta, Canada                         T5N 3W6
(Address of Principal Executive Office)           (Zip Code)


                              (780) 488-9193
                            ( Telephone Number)

        Securities To Be Registered Under Section 12(b) of the Act:

Title of each Class                     Name of each Exchange on which
To Be Registered                        each Class is to be Registered

     None                               None

        Securities To Be Registered Under Section 12(g) of the Act:

                      Common Stock, $0.001 Par Value
                             (Title of Class)

                             TABLE OF CONTENTS

Item 1.  Description of Business

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Legal Proceedings

Item 9.  Market for Common Equity and Related Stockholder Matters

Item 10. Recent Sales of Unregistered Securities

Item 11. Description of Securities

Item 12. Indemnification of Directors and Officers

Item 13. Financial Statements

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15. Financial Statements and Exhibits

INTRODUCTORY STATEMENT

      Sustainable Development International, Inc., has prepared this Form 10SB on a voluntary basis to make available reportable information about the Company to existing shareholders and others interested in the activities of the Company.

ITEM 1.  DESCRIPTION OF BUSINESS

Overview

     Sustainable Development International, Inc., a Nevada corporation (the "Company") is a development stage company formed in 1998 to commercialize innovative technologies in the environmental energy from waste, and alternative power system industries. The Company's goal is to acquire technology rights and licenses from patent holders and others, then secure a market, and raise sufficient capital to build, own, and operate facilities throughout the world.

     We have obtained the rights in Germany from Enviro-Mining Inc. for technologies which when combined can produce a high grade low sulfur diesel fuel meeting European standards for diesel fuel. The EMI Process is an alternative to the present waste disposal methods by converting automotive waste oil into light heating oil and high quality diesel fuel. (See "Intellectual Property")

     We have added separate innovations to the processing package to provide stability to the products, which meet the lower sulphur standards required in Europe. The Company has combined these technologies under the operating name of The EMI Process (EMI). The objective is to establish the most appropriate system, which will meet the operating, technical, and business objectives to be operated by us in Europe.

Industry Description and Outlook
     The collection of waste oil has been long established in most industrialized nations. According to the scientific reports prepared by CANMET, a division of Natural Resources of Canada, at the Canada Centre for Mineral and Energy Technology, (the "CANMET Report"), dated November 8, 1998, the amount of waste oil collected per capita is approximately 10 Litres annually. According to waste oil data prepared in a report entitled "Jahresbericht 1996." (the Jahresbericht Report"), obtained by the Company from Gernman Environmental Department, Umwelt Bundes Amt., estimations of the total waste oil produced in the nation of Germany are at 1,200,000 tons annually. All waste oil is not collected. A percentage is lost in the combustion process, some is not disposed of in an existing collection system, and some is simply burned. A net amount of 650,000 tons of waste oil per year is reported by the Mineral Oil Association of Germany.

     Waste oil is considered hazardous and as such the handling of this waste, disposal, and collection methods are heavily regulated in Germany. A specific list of waste collectors is approved to transport this waste, along with manifests as to how many liters are produced, which locations produces/collects this oil, and any variation as to seasonal effects.

     The types of oil collected are important for our process and our environmental permitting. Approximately 320,000 tons of this used engine oil is of extremely high quality in Germany. Automobile laws stringently require regular oil changes be done and overall car maintenance must be performed regularly in order to be road worthy. These check ups are made on a regular basis and must be completed to retain ones license. Secondly, considering the value individuals place in owning and maintaining their vehicles in Germany, oil changes are more frequent than is the standard in North America.

     The type of oils to be processed include, engine, hydraulic, and transmission oils primarily from automobiles, military vehicles, and heavy equipment. The quality of the oil and its collection will be strictly adhered to in order to fall under the 4.4 BimscH procedure. This is the standard set out by the environment departments for the collection disposal and transport of waste oil.

Input - Waste Oil
     The primary source of the type of waste oil we require are lube oil change shops, the machining industry, and military vehicles which produce engine and hydraulic waste oils. Germany has been a developed industrial country for over 50 years. They are highly recognized as being world leaders in manufacturing, chemicals, and heavy industry. The present and future growth of industry will shift to more service, and knowledge based efforts. However, automobile usage will remain high for the foreseeable future resulting in a relatively stable waste oil market in the 650,000 ton range per year.

Output - Diesel Fuel
     The price of diesel fuel fluctuates seasonally and over time, yet remains much higher than North American prices due to the importation of fuels into Germany. The price of diesel fuel FOB German Refinery before national sales and mineral oil taxes has been as high as $0.21 US per liter and is currently in the $0.15-$0.17 US range. Our calculations are based on the conservative assumption of a $0.15 US purchase price.

     The diesel fuel industry is very price sensitive. There are multiple refinery sources. Buyers will shift to an alternative source based on price points, fuel quality, and price stability. Environmental considerations are usually not considered. Environmental concerns are only addressed when legislation is involved requiring purchases be based on a percentage coming from a recycled source or government incentives providing a lower overall cost to the buyer. These considerations are not current law in Germany. We are not expecting these to arise in the near future.

     Pursuant to the "Waste Avoidance, Recycling and Disposal Act," enacted in September of 1994, German regulations only state waste oil disposal by "burning" must be reduced and "recycling" must increase. Recycling to diesel fuel is not mandated. The Company's plan is to become a preferred recycling option by virtue of its inherent advantages. In summary, price, stable supply, and quality of the diesel fuel are the factors to be considered by our potential customers.

     The Company's consumer base for our diesel fuel includes transport companies, gas stations, and two sizable diesel fuel distributors. The ultimate end users are the transportation industry, small independent trucks, diesel autos, trailer trucks, and city/tour buses.

The Company's Oil Recycling Process

     Our oil recycling process has been developed to solve a worldwide problem of removing used oil from the environment in a safe and non-polluting way. Most countries have developed collection methods to remove this hazardous waste from their communities with new emphasis on diversion from existing landfills. Registered waste oil transporters are tracked to determine annual volumes, and disposal methods. The majority of the waste oil enters refineries for upgrading and blending, or is burned in the cement industry.

Process-Operations
     The EMI Process surpasses an older patented system developed in the mid 1970s. The new process is an updated version whereby automotive engine oil is de-watered and enters a thermal treatment unit whereby the hydrocarbon chains are cracked (broken). The treated oil enters a condenser unit to recover light fuels, diesel, and naphtha. The light fuels are recaptured to heat the initial cracking unit, while the diesel and heating oil continues on to further processing. The last stage treats the product to provide the appropriate sulphur, acid, odor, and chlorine levels, while providing stability to the fuel for longer shelf life. The end product of the process is a good quality heating oil, naphtha, bottoms, and diesel fuel for resale.

Product Research and Development
      The EMI technology is currently being utilized by Great Northern Processing in Indiana, USA as part of their distillation process. The EMI Process engineers and consultants to the technology continue to improve and modify the system for better performance, increased output and final product quality. The design of the recycling facilities includes numerous advanced safety features. These features include the recycling of stack gases in the burner unit to avoid contaminants, often found in other systems, from being vented into the atmosphere. The system is operated at low pressure to minimize the risk of explosions compared to other waste oil systems. Further, the computer sensors though out the system monitor temperatures, pressures, through puts, and other factors to avoid dangers which can be advanced warned against.

Future Operations
     As of this date, the Company is in a development stage with no current operations. Upon commencement of operations, the Company anticipates establishing the following operational functions:

Production and Service Delivery Procedure.
     The production of diesel fuel is monitored and frequently tested to ensure excellent quality for the end user. fuel is stored in a clean tank area for final pick-up. The diesel fuel product will be trucked via 30,000 Litre plus transport tanker vehicles owned and operated by Hasenauer Transporte to its final destination.

Production and Service Capability
     The system is designed to operate at a safe temperature with full computer integration providing the operators with current information on systems and foreseeable problems. In our Primary Plan we are using a continuous flow process to ensure a constant supply of finished product in the event of normal shutdown and maintenance of either unit.

     The specification of the system is for 90,000 tons of waste oil input. Downtime start-up delays or increases in waste volume can be regulated through our units with a throughput potential of 100,000 tons.

Market Analysis
     The Company's target market is Germany, which is a substantial industrialized economy with exceptionally high volumes of low sulfur, waste oil supply. Germany has over 82 million inhabitants producing 1.1 billion liters of waste lubricants, and 650 000 tons of used waste oil.

     The size of the Company's target market using figures provided by the Mineral Oil Association of Germany and the National Association of Waste Oil Recyclers, represents 240,000,000 Liters of the Company's product. At a market price of US$0.52 per Liter excluding sales tax for the high quality diesel fuel, potential sales in the Germany market alone is US$55,000,000 annually. It is unknown at this time how much of the target market is achievable by the Company, if any.

Key trends/changes with our Target Market

     Alternative Fuels.
          Diesel may be displaced by alternative fuels in the future. More efficient engines may not require as frequent oil changes decreasing the supply of waste oil. As technologies develop, more efficient engines will arrive, thus shrinking the diesel fuel market over time. In any event, our market share is a very small portion of the markets large size. We will be informed on these matters by monitoring the markets and being involved with the "Altol Verband" national used oil association, responding to trends that indicate any changes in our market.

     Price.
       Price is a factor when dealing with oil prices. The Company's largest source of operating income is initially anticipated to be from the sale of produced oil, natural gas and possible natural gas liquids. Therefore, the level of the Company's revenues and earnings are affected by price at which these commodities are sold. In the past, average annual sales prices for oil, natural gas and natural gas liquids, has been erratic, with a recent history of rising oil price per barrel but lower gas prices. It is likely that these prices will continue to fluctuate in the future. Various factors beyond the Company's control affect prices of oil, including;

*    worldwide and domestic supplies of oil;
*    the ability of the members of the Organization of Petroleum Exporting
     Countries   ("OPEC")  to agree to and maintain oil price  and  production controls;
*    political instability or armed conflict in oil-producing regions;
*    the price of foreign imports;
*    the level of consumer demand;
*    the price and availability of alternative fuels;
*    the availability of pipeline capacity; and,

*    changes in existing regulation and price controls.

Market Test Results
The manufacturing rights and the engineering design of The EMI Process has been verified by qualified engineers at Propak Industries in Airdrie, Canada. They have over 500 employees on staff. Propak engineers and fabricates gas, oil, and other hydrocarbon facilities, which are shipped around the world. The Company's relationship to Propak is solely a third party purchaser of Propak's design, fabrication, and installation of the Company's future facility in Germany. Propak Industries operates under ISO 9000 certification. This is a highly regarded certification process in the industry, as it is recognized by industrial countries as a standardized certification process.
          The design of the recycling facilities includes numerous advanced safety features including the recycling of stack gases in the burner unit to avoid contaminants, often found in other systems, from being vented into the atmosphere. The system is operated at low pressure to minimize the risk of explosions compared to other waste oil systems. Further, the computer sensors though out the system monitor temperatures, pressures, through puts, and other factors to avoid dangers which can be advanced warned against.

     Quality of diesel fuel.
          Diesel was provided to PetroLabs of Germany, the official Fuel Laboratory for the German Government to conduct an independent testing of the final product. Material supplied by Enviro-Mining Inc. and tested by PetroLabs confirmed that the low sulphur standards are achievable. This third party verification is a required step in the approval process of meeting European wide acceptability.

          To gain nationwide and European wide acceptability, the Company engaged TUV (Thuringen Unterprufung Verein), equivalent to The Canadian Standards Association - CSA, to conduct a test to verify that the Company meets and exceeds the requirements for EN 590 European Diesel fuel. EN 590 Legislation is the standard for all diesel fuel within the European community. The TUV verification and acceptability is a crucial seal of approval. The Thuringen State examination association currently is responsible to the industry as a third party independent tester of fuels.

Competition

     Although there are Company's with substantially greater financial resources, there is minimal waste oil recycling being conducted in Germany at the present. The Mineral Oil Association of Germany classifies an oil recycler as a refinery which will accept waste oil as a blend to its feedstock or a cement kiln using waste oil as a fuel for its energy requirements. These refineries are referred to as waste oil recyclers. They represent our competition for the feed stock.

      In addition to information relied upon in the CANMET Report and the Jahresbericht Report, the Company has analyzed data on the reduction of waste oil availability as presented on January 1, 1997 in a German document entitled "Ermitthmg von Altolvermeidungspotentialen. The document was prepared by Umwelt Bundes Amt. The report was the basis for the enactment of the "Waste Avoidance, Recycling and Disposal Act," of 1994.

Potential Competition
     The current technology will allow us to recycle effectively today. Our supply of waste oil is key. Technologies will continue to improve and operating costs will decrease providing an ideal closed loop system for the Company. In addition, our current competition may start a bidding war to control the waste oil supply.

     Competition is limited to the cement industry and refineries in very defined regions of Germany which are not reliant on the waste oil as a feedstock. Natural gas and other inputs are more efficient. Only one competing technology originating out of Berlin exists for recycling used waste oil. The system is in its experimental phase with low capacity and throughput. Extensive research into other known processes confirms the lack of fully commercialized conversion processes.

Competitive Operating Advantage
     The systems are designed to be highly automated, enabling only 2 operators per shift to comfortably operate the plant. Each module will have its own control panel with early warning systems and fail safe shut offs in the event the operator is not present. This offers a reduced need to hire many new employees. Employment expenses is a large component of operations. Any cost savings in this area by way of economies of scale are very beneficial for lower costs. These cost savings will provide us with an opportunity to retain earnings for our further expansion on this site or new locations throughout Germany.

     The system is designed to operate with little maintenance or down time. This reliability offers us an opportunity to maximize the excess capacity of the system, while allowing room for extra throughput.

     Other systems in the refining industry require larger economies of scale to operate. They present higher debt servicing, larger infrastructure, and excessive overhead. Our systems are designed to be more compact, operate in an open structure, and require minimal investment relative to chemical and petrochemical superstructures.

     From an environmental standpoint, our system will be highly monitored and is designed to produce no harmful emissions or waste to the air, land, or water.

Supply of Raw Material
     The Company's waste oil supply base is established, registered waste oil collectors. The Company's marketing plan is to switch existing collectors from their current disposal locations based on:

* Freight. Costs of trucking in Germany are three times greater than North America.

* Price. We will be competitive on waste oil purchasing with the existing cement industry.

* Ecology. Ideology and concern for health issues will play a major factor as awareness increases and the "baby boomers" of industrialized nations become more health conscious.

* Stability. Contracts will provide a sense of comfort for an industry facing many regulatory laws, shifts in community values, and market price fluctuations.

* Law. A bill is awaiting approval in the European Community eliminating burning as a method of waste oil disposal. The existing collectors will be seeking facilities to divert their waste to other recycling refineries which are near capacity at this time. The Company's plan is to market to this group of collectors.

The Company believes that an opportunity exists to capture a large market share:

* First, companies are being forced to comply with German legislation under the Oil Act to reduce burning activities, which have adverse health effects on the population, to more sustainable solutions.

*    Second,   locations  where  burning  and  refining  industries   are
     unavailable will benefit by having a lower transportation fee. The costs of transportation over greater distances in Germany are very high and uneconomical.

* Third, collectors face price fluctuations in the oil market, yet when transferring to the Company's facility, once established, they will be provided a supply contract with preferential price and volume commitments. They will have price stability over the long term.

Government Regulatory Restrictions
     Government restrictions on the quality of final product, plant and site operations, and environmental concerns must all be met. Emissions, waste disposal, air, noise, groundwater, 24 hour operations and safety permits must be attained. The Company is in the process of assessing the extent and cost of compliance with the regulatory authorities. At this time we are unable to provide an accurate assessment of time and cost of compliance with the regulatory restrictions.

      Germany, our target market, has adopted some of the strictest laws in the world relating to the recycling and disposal of chemicals and waste. The business of recycling and waste disposal is subject to various governmental laws on both a federal and state basis in Germany. Further, the regulations are becoming increasingly complex and recycling and disposal more strictly regulated. These laws and regulations include landfill disposal restrictions, hazardous waste management requirements and air quality standards, as well as special permit and license conditions for recycling and disposal of waste and outdated and or used products.

      Once established, the Company's recycling center will be subject to various federal, state and local laws and regulations and licensing requirements relating to the collection, processing and recycling of chemicals and waste. Requirements for registrations, permits and licenses vary depending upon the locale in which the recycling center is located.

       Management believes that further government regulation of the recycling industry could have a positive effect on the Company's business; however, there can be no assurance what course future regulation may take. Under some circumstances, further regulation could materially increase the costs of the Company's operations and have an adverse effect on the Company's business. Costs associated with Germany's regulatory compliance are estimated to be $25,000. In addition, as is the case with companies handling hazardous materials, under some circumstances, the Company may be subject to contingent liability.

     Present laws for disposal of waste oil by burning are becoming more restricted. Our research indicates that burning could be abolished completely in the next two years. Legislation from the European community is in progress to strengthen the environmental laws pertaining to the release of heavy metals to the atmosphere through burning methods. Such burning has been linked to the cause of cancer in many countries.

     Once this bill becomes law, the majority of the 34 current members of the National Used Oil Recycling Association will face the challenge of locating suitable approved disposal sites. Only a few refineries in Germany have excess capacity to fill for used oil as a blend to their feedstock at this time.

Environmental Matters

Hazardous Materials.
     The Company's research and development, manufacturing and collection processes involve the controlled storage, use and disposal of hazardous materials. The Company is subject to federal, foreign, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company may be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

Intellectual Property

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of a "Limited Technology License Agreement," trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company has obtained a license from the Enviro-Mining Incorporated, a company controlled by officers and directors of the Company. The license is for a period of thirty (30) years commencing on June 11, 1998, with renewable 10 year terms. The Limited Technology License Agreement requires the payment of certain minimal annualized payments, and in the event of a default in the payments, the Company could lose its rights to continue utilizing the technology. Further, the Limited Technology License Agreement provides that the Company "must commence construction in the first twelve (12) months of this agreement, a plant of minimum capacity of 90,000 tons of waste oil input in the Territory." The agreement, dated June 11, 1998, further states that it shall be just cause for termination of the Licensee of all license and marketing rights, if the Company has not commenced construction of the first plant within the first year of the license agreement, and an additional commercial scale plant every year thereafter for the next 5 years. A recent Letter Agreement was executed between the Company and Enviro-Mining which provides an extension until June 11, 2000 to commence construction of the first facility. It is unknown at this time whether, if ever, the Company will obtain sufficient funding for the construction. In the event the Company is unable to develop its business operations in Germany within the time constraints of the licensing agreement, the Company is working with EMI on contingency plans which include additional extensions on the licensing agreement in addition to the licensing of additional countries.

      The licensing of the proprietary process for the stabilization and purification of gas/oil products has its place of origin from CANMET, the principal research and development arm of the Ministry of Natural Resources Canada. CANMET owns the intellectual property known as the CANPED process. The CANPED process of waste oil processing was licensed to Par Excellence Developments Inc. (PED), of Ontario Canada. On March 6, 1998 Enviro-Mining Inc., a major shareholder of the Sustainable Development International, Inc., entered into a "Sub-License Agreement" with PED, wherein the Enviro-Mining Inc. obtained limited intellectual rights to utilize the CANPED process of waste oil processing. PED subsequently approved the execution by the Company and Enviro-Mining Inc. of the "Limited Technology License Agreement," thus providing the Company with the use of the CANPED process. The PED - Enviro-Mining Inc. "Sub-License Agreement" is currently limited to Enviro Recycling GmbH to be built by the Company in or near the town of Merkers, Germany and terminates on December 31, 2017. This termination date coincides with the term of the Agreement between CANMET and PED. The rights of the Company, in utilizing the proprietary process of waste oil processing, is subject to the terms and conditions of the Agreement between CANMET and PED. In the event of a termination of the rights of PED by CANMET, then the Company's rights could concurrently be terminated.

      The company also seeks to protect its intellectual property rights by limiting access to the distribution of its documentation and other proprietary information. In addition, the Company enters into confidentiality agreements with its employees and certain customers, vendors and strategic partners. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

     The license has not been registered in Germany or the European Union.

Employees

     As of December 31, 1998, the Company had 3 employees. Harold Jahn and Lew Mansell are full time employees. All employees are located at the Company's headquarters in Alberta, Canada. None of the Company's employees are subject to any collective bargaining agreement.

      The Company's proposed personnel structure can be divided into three broad categories: management and professional, administrative, and project personnel. As in most small Company's, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work load demands.

     The Company is dependent upon Harold Jahn, President, Chief Executive Officer, and Secretary Treasurer of the Company, Lew Mansell, Senior Vice President, and Garry R. Knull, Chief Financial Officer, both internationally and nationally. The Company has entered into employment agreements with Mr. Jahn. Further, upon receipt of additional capital intends to apply for key man life insurance on the lives of Mr. Jahn, and

Mr. Mansell in the amount of $1,000,000 each. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Jahn, Mr. Mansell, and the other individuals involved in key management positions, or the Company's inability to attract and retain other qualified employees could have material adverse effect on the Company.

Risks Associated with Year 2000 Problem

     In less than one year, computer systems and/or software used by many Company's may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other Company's using computers in their operations, the Company recognizes the need to ensure that its operations will not be adversely impacted by software and/or system failures related to such "Year 2000" noncompliance. Within the past twelve months, the Company has been upgrading components of its own internal computer and related information and operational systems and continues to assess the need for further system redesign and believes it is taking the appropriate steps to ensure Year 2000 compliance. Based on information currently available, the Company believes that the costs associated with Year 2000 compliance, and the consequences of incomplete or untimely resolution of the Year 2000 problem, will not have a material adverse effect on the Company's business, financial condition and results of operations in any given year. However, even if the internal systems of the Company are not materially affected by the Year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that third party computer products used by the Company are Year 2000 compliant. Further, even though the Company believes that its current products are Year 2000 compliant, there can be no assurance that under actual conditions such products will perform as expected or that future products will be Year 2000 compliant. The Company is in the process of fully testing its information technology infrastructure and anticipates complete verification of its Y2K compliance by September 1999.

     Any failure of the Company's products to be Year 2000 compliant could result in the loss of or delay in market acceptance of the Company's products and services, increased service and warranty costs to the Company or payment by the Company of compensatory or other damages which could have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company being a development stage Company has readily available hard copy accounting records, invoices, and other paper trails which will be up dated prior to year end 1999. Since the Company has not commenced substantial operations, third parties non compliance with the Year 2000 issue will have minimal impact on the Company. The Company, in contracting with new vendors, manufactures, and plants is pre-establishing the third party's compliance with Year 2000 issues.

Additional Information

     The  Company  intends  to  provide an annual report  to  its  security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C.20549 at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at (http://www.sec.gov). The Company maintains a website at www.1sustainable.com.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                The Following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included below.

     With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview
     The Company, which was organized in May 1998, is a Development Stage Company, engaged in the business of commercializing innovative technologies in the environmental, energy from waste, and alternative power system industries. The Company has a limited operating history and has not generated revenues from the sale of any products. The Company's activities have been limited to start up procedures. Consequently, we have incurred the expenses of start-up and licensing. Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for our services and products, the level of competition and our ability to satisfy governmental regulations and deliver company services and products while maintaining quality and controlling costs.

Results of Operations

     Period from May 27, 1998 (Inception) to October 31, 1998

      The first year of operation for the Company achieved two main goals. The formation of the Company's organization to pursue its business strategy and obtaining the licensing of technology required to pursue the Company's objectives.

     Revenues. The Company is a development stage enterprise as defined in SFAS #7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) developing its management team and administrative network, (2) developing its market, and (3) obtaining sufficient capital to commence full operations.

      General and Administrative. General and administrative, legal and consulting expenses for the period from May, 1998 to October 31, 1998 were $52,111, of which $18,000 was paid to a director for his services.

Liquidity and Capital Resources

     Cash and cash equivalents will be increasing primarily due to commencement of operations. The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are anticipated to offset the near term cash equivalents of the Company for the next 12 months. Since inception, the Company has financed its cash flow requirements through issuance of common stock. As the Company commences operational activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues. Further, the Company may be required to obtain additional financing to fund operations through Common Stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

Over the next twelve months, the Company intends to commence revenue generation by establishing operational facilities under development in its target markets. However, the Company will continue the research and development of its products, increase the number of its employees, and expand its facilities where necessary to meet development and completion deadlines. The Company believes, that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion in the next twelve months. Consequently, the Company will seek additional financing in order to such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company.

No assurance can be made that such financing would be available, and if available it may take either the form of debt or equity. In either case, the financing could have negative impact on the financial conditions of the Company and its Shareholders.

The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by Company's in their early stage of development, particularly Company's in new and rapidly evolving markets such as environmental technology. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business concept and to finish the development of the environmental technology. Additional funds will be necessary to take the product to market. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

     Additionally, the Company recently received an extension of 12 months for the commencement of construction of its first plant in Germany for oil recycling. Further, the licensing fee of $300,000 on the initial plant in Germany has been delayed until construction is completed. Although this extension provides the Company with additional time in which to capitalize the construction through the sale of the Company's securities or through debt, there can be no assurance the Company will be able to generate the funds required to commence construction, or complete construction once started. In the event the Company is unable to commence construction during the extension period, or in the alternative, obtain additional extensions, then in that event the licensing rights held by the Company would be cancelled, leaving the Company with substantially no assets or means of generating revenues.

ITEM 3. DESCRIPTION OF PROPERTY

     Office.  The  Company's  main offices are located  at  10240  -  124th
     Street, Suite 208, Edmonton, Alberta, Canada , and its telephone number is (780) 488-9193, Fax No. (780) 488-9100. The facility is a leased approximately 600 square foot facility utilized in the following manner: a) administrative offices, b) professional offices,
     c) miscellaneous. The headquarters is ideal to commencement the pursuit of marketing activity throughout North America.

     Technical Library - The Company maintains a technical library, which is comprised of periodicals, trade journals, books, and other documents related primarily to the basic sciences, government regulations and industry materials.

     Processing Plant - The manufacturing plant for the Company's products is to be located in Merkers, Thuringia, Germany, where sufficient processing equipment will be in place for production purposes. The plant has not been acquired by the Company at this time.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.
      The following table sets forth certain information as of March 31, 1999 with respect to the beneficial ownership of Common Stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding Common Stock, (ii) each director of the Company and (iii) all executive officers and directors of the Company as a group.


     Name of Beneficial Owner (1)             Number           Percent
                                             of Shares      Of Class (2)
Sustainable Development Group(3)                9,500,000             69%
Enviro-Mining Inc. (4)                          3,260,000             24%
Jeff Lea Investments (5)                           20,000              1%
                                             ------------   -------------
All Directors & Officers as a Group            12,780,000             94%
                                             ------------   -------------

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2)  Figures are rounded to the nearest percentage.

(3)  Sustainable Development Group is controlled by Harold Jahn.

(4)  Enviro-Mining Inc. is owned 50% by Harold Jahn and 50% by Lew Mansell.

(5)  Jeff Lea Investments is controlled by Garry Knull.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

      The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board. Harold Jahn and Lew Mansell are the only current full time employees of the Company.

Executive Officers and Directors

        Name           Age                      Title
Harold Jahn            29   President, CEO, Secretary/Treasurer, Director
Lew Mansell            52   Senior Vice President, Director
Garry R. Knull         52   Chief Financial Officer

Duties, Responsibilities and Experience

Harold Jahn -  President and Chief Executive Officer

Mr. Jahn has served as the Company's Chief Executive Officer, President, and Chairman of the Board since May 1998. From mid 1995 until present Mr. Jahn has been president of Enviro-Mining Inc. a company co-founded by Mr. Jahn as a solution for recycling needs in the tire industry. Its mission has expanded, developing a broader recycling mandate internationally with the inclusion of innovative technologies in power generation and mining equipment worldwide. From July, 1991, to July, 1997, Mr. Jahn was involved in real estate sales. Mr. Jahn graduated from the University of Alberta with a BA degree in International Relations and Economics in 1991. His education contributed to his knowledge of business and government issues, creativity in problem solving, strengthened concerns for sustainable development, and managing projects in a timely manner.

Lew Mansell - Senior Vice President

Lew Mansell has served as a Senior Vice President and a Director of the Company since June, 1998. From August, 1995, to June, 1998, Mr. Mansell was the Vice President of Enviro-Mining, Inc. From 1993 until present Mr. Mansell owned and operated INVEQ Services, a mortgage brokerage firm. Mr. Mansell graduated with a B.Sc. in chemistry in 1968, and brings over 25 years of management skills to this position. His experience includes polymer research, industrial sales and services in the manufacturing, petrochemical, and corrosion industry. Since 1978, he has successfully turned around several Company's implementing new quality control systems, and production procedures. The marketing and commercialization of innovative technologies became his focus from 1990.

Garry R. Knull - Chief Financial Officer

Garry R. Knull, CA, has served as Chief Financial Officer of the Company since June, 1998. From 1979 until present Mr. Knull has been a senior partner in the accounting firm of Knull, Hales & Chapelsy. He has been involved in corporate and commercial accounting, auditing and providing financial and taxation advice to a variety of clients. He is also Chief Financial Officer of a midsize oilfield manufacturing and supply company.

Compensation Committee Interlocks and Insider Participation

     The Company does not currently have a compensation committee of the Board of Directors. However, the Board of Directors intends to establish a compensation committee which is expected to consist of three inside directors and the two independent members of the Board of Directors.

Stock Option Plan and Non-Employee Directors' Plan

     The following descriptions apply to stock option plans, which the Company has adopted; however, no options have been granted as of this date.

     The Company intends to reserve for issuance an aggregate of 1,000,000 shares of Common Stock under a Stock Option Plan (the "Stock Option Plan") and Non-Employee Directors' Plan described below (the "Directors' Plan") which has been adopted by the Company. These plans are intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Stock Option Plan

     Officers (including officers who are members of the Board of Directors), directors (other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan and the Directors' Plan) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under a the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

     Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such Common Stock to which the incentive stock option relates on the date the incentive stock option is granted.

     Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the
Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Directors Plan

     The Directors' Plan is intended to:
* Enable the Company to secure persons of requisite business experience to serve on the Board of Directors,
* To motivate directors to enhance the future growth of the Company by furthering their identification with the interests of the Company and its stockholders, and
*    To assist in retaining directors.

     The Directors' Plan provides for the grant of stock options to persons who are members of the Board of Directors and who at the time they joined the Board of Directors were not employees of the Company or any of its affiliates ("Non-Employee Directors"). The Committee will administer the Directors' Plan. Each of the Non-Employee Directors will receive an option to purchase shares of Common Stock. Such options will vest in three equal annual installments commencing on the first anniversary of such Non-Employee Director's election. Options granted under the Directors' Plan may not be exercised more than five years after the date of grant. No option may be granted more than ten years after the date of the adoption of the Directors' Plan. In the event of a change of control (as defined in the
Directors'  Plan),  the  date on which all options  outstanding  under  the
Directors' Plan may first be exercised is accelerated. Generally, all options will terminate 90 days after a change of control.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth the cash compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table
                                                      Long Term
                          Annual Compensation        Compensation

    Name and                             Other   Restricted
   Principal     Year  Salary   Bonus   Annual      stock    Options Others
    Position                           Compensa-
                                         tion
Harold Jahn      1998  $18,000   -0-      -0-        -0-       -0-    -0-
(1)(2)
Lew Mansell (2)  1998    -0-     -0-      -0-        -0-       -0-    -0-
Garry R. Knull   1998    -0-     -0-      -0-        -0-       -0-    -0-

(1) Sustainable Development Group, controlled by Harold Jahn, received 9,500,000 shares of founders stock in 1998.
(2) Enviro-Mining, Inc. controlled equally by Lew Mansell and Harold Jahn received 2,800,000 shares of founders stock in 1998.

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Compensation of Chief Executive Officer

      Pursuant to the terms and conditions of an employment agreement between the Company and Harold Jahn, the Company's CEO, dated June 30, 1998, and ending December 21, 2000, the CEO received $18,000 for salary in 1998, and will receive an additional $3,000 per month commencing February 1, 1999.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      License Agreement. On June 11, 1998, the Company entered into a license agreement ("Limited Technology License Agreement") with Enviro-Mining Inc., a shareholder of the Company, regarding the licensing of the Company by Enviro-Mining, Inc. to use certain patented technology in connection with the recycling of waste oil into low sulphur diesel.

     The license is for a period of thirty (30) years commencing on June 11, 1998, with renewable 10 year terms. The Limited Technology License Agreement requires the payment of certain minimal annualized payments, and in the event of default in the payments, the Company could lose its rights to continue utilizing the technology. Further, the Limited Technology License Agreement provides that the Company "must commence construction in the first twelve (12) months of this agreement, a plant of minimum capacity of 90,000 tons of waste oil input in the Territory." The agreement, dated June 11, 1998, further states that it shall be just cause for termination of the Licensee of all license and marketing rights if the Company has not commenced construction of the first plant within the first year of the license agreement, and an additional commercial scale plant every yea thereafter for the next 5 years. On May 11, 1999 the Limited Technology License Agreement was amended to reflect an extension until June 11, 2000 for the Company to comply with the commencement of construction and delayed payment of the License fee of $300,000.

Enviro-Mining, Inc. Harold Jahn, President and CEO of the Company, and Lew Mansell, Senior Vice President of the Company, are joint owners of Enviro-Mining, Inc.

Sustainable Development Group Harold Jahn, President and CEO of the Company, and Lew Mansell, Senior Vice President of the Company, are joint owners of Sustainable Development Group.

At year end, October 1998, management fees of $18,000 were paid to Harold
Jahn.

ITEM 8.  LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to this filing there has not been a public market for the Company's Common Stock, and there can be no assurance that a public market for the Common Stock will develop or be sustained after this filing. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcement of technological innovations or new products by the Company or its competitors, and other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many emerging growth Company's, which may be unrelated to the operating performance of the specific Company's.

     The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 956,200 shares are unrestricted and the balance of 12,760,800 shares of Common Stock will be available for resale under Rule 144 commencing in 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

      Since its inception in May 1998, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefore, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

       As   of  December  31,  1998  there  were  approximately  53  Common
Shareholders of record.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

      May 1998, the Company issued 11,500,000 shares of common stock at par value ($.001) to the founders of the Company in a transaction deemed to be exempt under 4(2) and Rule 504 of the Securities Act of 1933. No underwriters fees or commissions were paid in the transaction.

     June 1998, the Company issued 1,200,000 shares of common stock at $.25 per share to Enviro-Mining, Inc. for a total consideration of $300,000 in a transaction deemed to be exempt under Rule 504 of the Securities Act of 1933. No underwriters fees or commissions were paid in the transaction.

     September 1998, the Company issued 706,596 shares of common stock at $.25 per share pursuant to Rule 504 for a total of $176,649 consideration received by the Company. No underwriters fees or commissions were paid in the transaction.

     June-October, the Company issued 93,404 shares of common stock, valued at a per share price of $.25 pursuant to Rule 504 for a total of $23,351 in services rendered to the Company. No underwriters fees or commissions were paid in the transaction. The services rendered to the Company included consulting services rendered in Germany for environmental and regulatory matters in addition to assistance provided to the Company in assistance in pre-plant and facility setup. Services rendered in Canada included financial and pro-forma analysis of Company related activities in addition to translation assistance for German documentation. Services rendered in California included environmental matters.

     October 1998, the Company issued 200,000 shares of common stock at $1.00 per share pursuant to a private placement deemed exempt pursuant to Regulation D 504 under the Securities Act of 1933, for a total of $200,000. The Regulation D 504 exemption was relied upon as the total dollars raised during the preceding 12 months did not exceed $1 million. No underwriters fees or commissions were paid in the transaction.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock
     The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $0.001 par value per share, of which 13,720,000 shares were outstanding as of the date of this filing. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of

Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock
      The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

      One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

     The Company has no plans for the issuance of Preferred Stock as of this date.

Dividend Policy
     The  Company has never declared or paid cash dividends on  its  Common
Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent
      The transfer agent for the common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do not contain provisions for indemnification of the officers and directors; however, Section 78.751 of the Nevada General Corporation Laws provides as follows:

      78.751 Indemnification of officers, directors, employees and agents; advance of expenses.
     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a)  By the stockholders:

     (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or
     5.   The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.
     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
   (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be
     made to or on behalf of any director or officer if a final    adjudication
     establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
   (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13.  FINANCIAL STATEMENTS


The 1998 Audited Financial Statement of the Company, prepared by the Accounting Firm of Grant Thornton, required by Regulation S-X commence on page F-1 hereof in response to Item 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

Audited Financial Statements of Sustainable Development International, Inc.

Independent Auditors' Report                                          F-1

Statement of Loss and Deficit for the period ended October 31, 1998   F-2

Balance Sheet as of October 31, 1998                                  F-3

Statements of Cash Flows October 31, 1998                             F-4

Notes  to  Financial Statements                                     F-5-F-7

Chartered Accountants
Canadian Member Firm of
Grant Thornton International



Auditors' Report


     To the Shareholders of
     Sustainable Development International Inc.


     We have audited the balance sheet of Sustainable Development International Inc. as at October 31, 1998 and the statements of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1998 and the results of its operations and changes in its financial position for the period then ended in accordance with generally accepted accounting principles.


     Edmonton, Canada
     November 6, 1998                   Chartered Accountants


Sustainable Development International Inc.
Statement of Loss and Deficit
(Expressed in United States Dollars)
Period Ended October 31, 1998 (157 days)

Expenses
  Advertising                                                 $        150
  Amortization                                                       4,167
  Consulting fees                                                   23,401
  Management fees (Note 5)                                          18,000
  Professional fees                                                  4,988
  Service Charges                                                      455
  Travel                                                                950
                                                             --------------
                                                                   (52,111)
                                                             --------------
Net loss and deficit, end of period                           $    (52,111)
                                                              =============

            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Balance Sheet
(Expressed in United States Dollars)
October 31, 1998


Assets
Current
  Cash                                                         $   330,053

Licensing agreement (Note 2)                                       295,833
                                                               -----------
                                                               $   625,886
                                                               ===========

Liabilities
Current
  Payables and accruals                                        $    13,989
                                                               -----------

Shareholder's Equity
Capital stock (Note 4)                                             664,008
Deficit                                                           (52,111)
                                                               -----------
                                                                   611,897
                                                               -----------
                                                               $   625,886
                                                               ===========

Commitment  (Note 3)

            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Statement of Cash Flows
(Expressed in United States Dollars)
Period Ended October 31, 1998 (157 days)


  Operating
    Net loss                                                  $   (52,111)
    Amortization                                                     4,167
    Services settled with shares                                    23,351
    Change in non-cash operating
       working capital:
      Payables and accruals                                         13,989
                                                             -------------
                                                                   (10,604)

Financing
    Issuance of capital stock                                      640,657

  Investing
    Purchase of licensing agreement                               (300,000)
                                                            --------------
Net increase in cash and balance, end of period               $    330,053
                                                            ==============

            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998


1.   Commencement of operations

Sustainable Development International, Inc., a Nevada corporation, is a development stage company formed on May 27, 1998 to encourage sustainable development by commercializing innovative technologies in environmental industries.

The company's goal is to acquire technology rights and licenses from patent holders for proven technologies, then secure a market, and finally raise the necessary capital to build, own, and operate facilities throughout the world.


2.   Significant accounting policies

Basis of presentation

The company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States. The amounts are reported in these financial statements are in United States dollars.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reported period. Actual results could differ from those estimates.

Licensing agreement

Licensing agreements are recorded at cost. Licensing agreements are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual values or by estimating replacement or appraised values. If the net carrying amount of the licensing agreement exceeds the estimated net recoverable amount, the agreement is written down with a charge against income.

Amortization of licensing agreements is being recorded in the financial statements on a straight-line basis over the life of the agreement, which is 30 years.

3.      Licensing agreement                                           1998
Licensing agreement                                              $ 300,000
                                                                ==========

On June 11, 1998 Sustainable Development International Inc. entered into a Limited Technology License Agreement with Enviro-Mining Inc., an Alberta, Canada Corporation. The Agreement commits Sustainable Development International Inc. to pay an amount equal to or less than $300,000 to Enviro-Mining Inc. as a production royalty.

The Agreement could be terminated if Sustainable Development International Inc. does not commence construction within the first twelve months of the agreement, at a minimum plant capacity of 90,000 Tonnes of waste oil input.

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998



4.       Capital stock

Authorized:
   50,000,000 Common voting shares, $.001 par value
  10,000,000 Preferred shares

Issued:
  13,700,000 Common voting shares                               $   13,700
  Additional paid in capital                                       650,308
                                                                ----------
                                                                $  664,008
                                                                ==========

During  the period, the company had the following
share transactions:
                                                    Shares               $


Shares issued to founding shareholders, May 1998.    11,500,000 $        8

Common shares issued for cash consideration of
     $0.25 per share by private placement,
     September 1998.                                    706,596    176,649

Common shares issued for cash consideration
     at $0.25 per share, October 1998.                1,200,000    300,000


Common shares issued for services at $0.25
     per share, June 1998 to October 1998.               93,404     23,351

Common share issued for cash consideration of
     $1.00 per share by private placement,
     October 1998.                                      200,000    200,000
                                                     ----------   --------
                                                     13,700,000    700,008

Expenses on issuance of share capital.                        -   (36,000)
                                                    -----------  ---------
                                                     13,700,000 $  664,008
                                                    =========== ==========

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998



5. Related party transactions

a) During the year, Enviro Mining Inc., a shareholder of the company, sold to the company a Licensing Agreement for $300,000. This amount is less than the cost incurred by Enviro Mining Inc. to develop this license.

b) During the year, management fees were paid to a director of the company totaling $18,000.

6.  Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not had any changes in or disagreements with Accountants since inception.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Exhibit                             Description
Number

(3)(i)*   Articles of Incorporation
          (a) Articles   of  Incorporation,  as  amended  for  Sustainable
               Development International, Inc., a Nevada corporation

(3)(ii)*  Bylaws
          (a) Bylaws,    as    amended    for   Sustainable    Development
               International, Inc., a Nevada corporation

(4)*      Instruments defining the rights of security holders:
(4)(i)*   (a) Articles   of   Incorporation  for  Sustainable  Development
               International, Inc., a Nevada Corporation
          (b) Bylaws  of  Sustainable Development International,  Inc.,  a
               Nevada Corporation
          (c)  Stock Certificate specimen
          (d)  Stock Option Plan

(10)(i)*  Material Contracts
          (a)  Limited Technology License Agreement
          (b)       Power  Purchase  Agreement  -German  State  Electrical
               Utility
          (c)  Addendum to Limited Technology License Agreement
          (d)  Employment Agreement - Jahn, Harold

(24)*     Consents of expert
          (a)  Grant Thornton - Auditors

(27)*          Financial Data Schedule

          *Filed herewith.

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

July 6, 1999                  SUSTAINABLE DEVELOPMENT
                              INTERNATIONAL, INC.
                              (Registrant)


                              By:  /S/   Harold Jahn
                                 ----------------------------
                                 Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Signature                         Title                  Date

/s/ Harold Jahn            Chairman, CEO, President         July 6, 1999
--------------------
    Harold Jahn

/s/ Lew Mansell            Senior Vice President, Director  July 6, 1999
-------------------
    Lew Mansell

/s/ Garry R. Knull         Treasurer, CFO                   July 6, 1999
--------------------
    Garry R. Knull